FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Year Ended December 31, 2006

GENCO RESOURCES LTD.
(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: April 27, 2007   By: /s/ ***"Robert Gardner"***
                                                      Name

                                        Its: Chairman_____
                                                      (Title)

Exhibit Index:

Exhibit No.	Description
99.1	Consolidated Financial Statements for the Year Ended December 31, 2006
99.2	Management Discussion and Analysis for the Year Ended December 31, 2006
99.3	Form 52-109F1 Certification of Interim Filings 12-31-06- R. Gardner, Chairman
99.4	Form 52-109F1 Certification of Interim Filings 12-31-06- W. Moorhouse, CFO
99.5	News Release- October 27, 2006- Genco Reports 4,153,000 Equivalent Silver Ounce Reserve and 51,108,000 Equivalent Silver Ounce Resource at La Guitarra
99.6	News Release- November 28, 2006- Genco Announces Operating Profit of $3.3 Million
99.7	News Release- December 11, 2006- Genco Resources Phase I Exploration Update



GENCO RESOURCES LTD.

Consolidated Financial Statements
As at December 31, 2006

 **Cinnamon Jang Willoughby & Company**

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of **Genco Resources Ltd.:**

We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, British Columbia, Canada
April 11, 2007

GENCO RESOURCES LTD.

Consolidated Balance Sheets
As at December 31, 2006 and 2005
(Expressed in Canadian dollars)

	2006 $	2005 $
Assets		
Current assets		
Cash	2,184,209	724,757
Accounts receivable	1,738,315	1,046,426
Inventory (Note 4)	481,821	577,972
Prepaid expenses and deposits	399,128	50,584
	4,803,473	2,399,739
Mineral property interests (Note 5)	44,974	43,475
Property, plant, and equipment (Note 6)	17,596,628	12,462,268
	22,445,075	14,905,482
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,695,089	733,919
Other current liabilities	—	236,245
Current portion of long term debt (Note 8)	582,650	582,950
	3,277,739	1,553,114
Long-term debt (Note 8)	1,992,789	2,437,939
Asset retirement obligation (Note 9)	171,057	198,542
Future income tax (Note 13)	841,996	—
	6,283,581	4,189,595
Shareholders' Equity		
Share capital (Note 10)	21,357,790	15,740,114
Contributed surplus (Note 10)	1,936,985	616,662
Deficit	(7,133,281)	(5,640,889)
	16,161,494	10,715,887
	22,445,075	14,905,482

On behalf of the Board of Directors:

"Robert Gardner"	*"James McDonald"*
Director	Director

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Consolidated Statements of Operations and Deficit
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

	2006 $	2005 $
Sales	8,568,324	7,187,026
Cost of sales	5,600,743	4,604,617
Gross profit	2,967,581	2,582,409
Operating expenses:		
Administrative	1,824,602	1,377,857
Stock based compensation	1,666,470	270,262
	3,491,072	1,648,119
Operating income (loss)	(523,491)	934,290
Other income and (expense)		
Gain (loss) on sale of property	(5,105)	—
Accretion on long term debt	(119,072)	(137,212)
Interest and other income	48,281	18,346
	(75,896)	(118,866)
Net income (loss) before tax	(599,387)	815,424
Income tax expense (recovery) (Note 13)		
Current	51,009	4,118
Future	841,996	92,228
	893,005	96,346
Net income (loss)	(1,492,392)	719,078
Deficit, beginning	(5,640,889)	(6,359,967)
Deficit, ending	(7,133,281)	(5,640,889)
Earnings (loss) per share		
Basic	(0.05)	0.03
Fully diluted	(0.05)	0.03
Weighted average number of common shares outstanding		
Basic	28,322,405	24,719,269
Fully diluted	30,802,801	25,697,142

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

	2006	2005
	$	$
Cash Provided By (Used In) Operating Activities		
Net income (loss) for the period	**(1,492,392)**	719,078
Items not affecting cash:		
Accretion on long term debt	**119,072**	137,212
Amortization	**769,886**	526,295
Future income tax	**841,996**	92,228
(Gain) loss on sale of property	**5,105**	—
Stock compensation expense	**1,666,470**	270,262
	1,910,137	1,745,075
Change in non-cash working capital items (Note 11)	**(149,275)**	(1,322,345)
Net cash provided by operating activities	**1,760,862**	422,730
Cash Provided By (Used In) Investing Activities		
Deferred exploration and development	**(3,483,174)**	(516,754)
Mine development changes in accounts payable	**737,616**	54,200
Mineral properties	**(1,499)**	(617)
Other investments	**—**	5,427
Purchase of property, plant, and equipment	**(2,261,660)**	(2,474,629)
Net cash (used in) investing activities	**(5,008,717)**	(2,932,373)
Cash Provided By (Used In) Financing Activities		
Decrease in long term debt	**(564,222)**	(605,000)
Shares issued for cash (less costs)	**5,271,529**	3,839,400
Net cash provided by financing activities	**4,707,307**	3,234,400
Net Increase (Decrease) In Cash During The Period	**1,459,452**	724,757
Cash, Beginning	**724,757**	—
Cash, Ending	**2,184,209**	724,757

Supplementary cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

1. Introduction

Genco Resources Ltd., (the "Company") was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compañia Minera S.A. de C.V. The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn$1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company's option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at Cdn$0.82 for the first instalment payment to the vendor. On September 1, 2005 and 2006 the Company made the second and third instalment payments of US$500,000 each in cash. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles applicable to a going concern and reflect the policies below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compañia Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing, and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b) Cash

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

c) Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, *Stock-Based Compensation and Other Stock-Based Payments,* which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

d) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour and all indirect pro-rated costs associated with operating La Guitarra Mine.

e) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:	
Automotive equipment	25.00 %
Buildings	5.00 %
Computer equipment	30.00 %
Furniture and fixtures	10.00 %
Leasehold improvements	20.00 %
Mine equipment	12.00 %
Mine infrastructure	Units of production basis
Declining balance:	
Computer equipment	30.00 % to 45.00 %
Office equipment	20.00 %

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a units of production basis over the estimated useful life of the mine.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

2. **Significant Accounting Policies (continued)**

   e) Property, Plant, and Equipment

   Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

   f) Foreign Currency Translation

   The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

   g) Earnings (Loss) Per Share

   Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

   h) Use of Estimates

   The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

   i) Revenue Recognition

   Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

j) Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

k) Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

l) Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, *Asset Retirement Obligations*, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long term debt consists of a non-interest bearing promissory note of US$2,500,000 (December 31, 2005 - US$3,000,000). This debt has been recorded at its fair value based on equal payments of US$500,000 over eight years starting August 1, 2004 and discounted at 5% per annum.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

4. Inventory

	2006 $	2005 $
Concentrate	**117,879**	71,714
Major spares	**-**	208,284
Parts and supplies	**363,942**	297,974
	481,821	577,972

5. Mineral Property Interests

	2006 $	2005 $
Oest Property	**24,974**	23,475
Transvaal Property	**20,000**	20,000
	44,974	43,475

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil's Gate - Chinatown Mining District. The Company spent $1,499 maintaining these claims during the year ended December 31, 2006 (December 31, 2005 - $617).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the period ended December 31, 2006 (December 31, 2005 – Nil).

As of the year end date, the Company still maintains the properties in good standing for further exploration and development or potential sale.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

6. **Property, Plant, and Equipment**

| | 2006 | | |
	Cost $	Accumulated Amortization $	Net $
Automotive	220,220	121,519	98,701
Buildings	930,277	173,556	756,721
Computer equipment	103,576	56,965	46,611
Furniture and fixtures	63,258	30,724	32,534
Leasehold improvements	44,250	34,663	9,587
Mine equipment	1,881,007	551,861	1,329,146
Mine infrastructure	11,794,987	718,012	11,076,975
Mine reclamation	120,948	21,779	99,169
	15,158,523	1,709,079	13,449,444
Work in progress			
Non depreciated equipment	235,073	—	235,073
Construction	128,980	—	128,980
Exploration	3,783,131	—	3,783,131
	4,147,184	—	4,147,184
	19,305,707	1,709,079	17,596,628

| | 2005 | | |
	Cost $	Accumulated Amortization $	Net $
Automotive	126,249	58,770	64,479
Buildings	971,886	125,617	846,269
Computer equipment	47,854	30,998	16,856
Furniture and fixtures	65,611	21,631	43,980
Leasehold improvements	44,250	25,813	18,437
Mine equipment	1,922,238	375,527	1,546,711
Mine infrastructure	9,356,356	268,722	9,087,634
Mine reclamation	186,424	15,535	170,889
	12,720,868	922,613	11,798,255
Work in progress			
Construction	—	—	—
Exploration	664,013	—	664,013
	664,013	—	664,013
	13,384,881	922,613	12,462,268

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

7. Related Party Transactions

During the twelve month period ended December 31, 2006 the Company paid $386,152 in consulting and management fees to directors and officers (December 31, 2005 - $316,358). Included in accounts payable at the year end is $14,035 (December 31, 2005: $3,222) owing to directors and officers of the Company.

All sales of concentrate are to Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V. ("Luismin"). The Company acquired La Guitarra Mine from Luismin in August 2003.

During the twelve month period ended December 31, 2006, directors and officers of the Company exercised 393,122 options ranging from $0.75 to $0.85 each and paid $313,852. In addition, directors and officers of the Company exercised 386,834 share purchase warrants ranging from $0.90 to $1.55 each and paid $475,118.

8. Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay $4,000,000 USD ($5,318,000 CAD) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of $500,000 USD on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2007 is $582,650 and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	2006 $	2005 $
Current portion	582,650	582,950
Long-term portion	1,992,789	2,437,939
Total debt	2,575,439	3,020,889

9. Provision for Asset Retirement Obligation

	2006 $	2005 $
Balance, beginning	198,542	192, 387
Accretion expense for the period	(7,421)	(6,155)
Change in estimate	(20,064)	—
Balance, ending	171,057	198,542

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

10. Share Capital

Authorized: Unlimited   Common shares without par value

Issued and outstanding:	Number of Common Shares	Share Capital $	Contributed Surplus $
Balance, December 31, 2004	**20,939,040**	**11,741,382**	**505,731**
Private placement	4,518,625	3,477,625	—
Exercise of stock options	390,640	458,512	(159,331)
Exercise of warrants	69,550	62,595	—
Stock compensation expense	—	—	270,262
Balance, December 31, 2005	**25,917,855**	**15,740,114**	**616,662**
Exercise of stock options	744,872	966,674	(346,147)
Exercise of warrants	4,616,001	4,651,002	—
Stock compensation expense	—	—	1,666,470
Balance, December 31, 2006	**31,278,728**	**21,357,790**	**1,936,985**

a) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 65%, an annual risk free interest rate ranging from 4.00% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options ranged from $0.40 to $1.18 per stock option.

A summary of the Company's options at December 31, 2006 is presented as follows:

	Number of Common Shares	Weighted Average Exercise Price Per Share
Balance, December 31, 2004	**1,466,989**	**0.93**
Granted	1,406,845	0.84
Exercised	(390,640)	0.77
Expired or cancelled	(300,000)	1.23
Balance, December 31, 2005	**2,183,194**	**0.86**
Granted	1,637,932	2.07
Exercised	(744,872)	0.83
Expired or cancelled	(13,750)	1.15
Balance, December 31, 2006	**3,062,504**	**1.51**

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

10. Share Capital (continued)

b) Warrants

A summary of the Company's warrants at December 31, 2006 is presented as follows:

	Number of Common Shares	Weighted Average Exercise Price Per Share $
Balance, December 31, 2004	**3,787,132**	**1.17**
Granted	4,518,625	0.90
Exercised	(69,550)	0.90
Expired	(1,831,131)	1.16
Balance, December 31, 2005	**6,405,076**	**0.98**
Exercised	(4,616,001)	1.01
Balance, December 31, 2006	**1,789,075**	**0.90**

11. Change in Non-Cash Working Capital

	2006 $	2005 $
Accounts receivable	(691,889)	(146,319)
Inventory	(96,151)	(335,756)
Prepaid expenses and deposits	(348,544)	89,226
Accounts payable and accrued liabilities	1,223,554	(1,081,008)
Other current liabilities	(236,245)	151,512
	(149,275)	(1,322,345)

12. Supplementary Cash Flow Information

	2006 $	2005 $
Interest received	48,280	18,346
Interest paid	—	—
Income taxes paid	51,009	—

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

13. Income Tax

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2006 and 2005.

	2006 $	2005 $
Net income (loss) before tax	(595,887)	811,306
Income tax rate	34.12 %	34.12 %
Expected income tax expense (recovery) at above rates	(203,317)	276,818
Increase (decrease) due to:		
Impact of lower statutory rates on foreign subsidiaries	(153,992)	(98,300)
Non-deductible stock compensation expense	568,600	92,213
Non-deductible accretion on long-term debt	40,627	46,817
Non-deductible expenses	13,147	2,100
Effect of the expiry of tax losses	(26,308)	(25,900)
Temporary difference not recognized in the period	—	—
Valuation allowance	654,247	(197,402)
Provision for income taxes	893,005	96,346
Consisting of:		
Current income taxes	51,009	4,118
Future income taxes	1,788,472	92,228
	1,839,481	96,346

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided.

The following table reflects future income tax assets (liabilities) as at December 31, 2006 and 2005:

	2006 $	2005 $
Future income tax assets (liabilities):		
Impact of reduction in tax rates on future income taxes	—	—
Unclaimed non-capital losses	3,482,377	2,547,247
Accounting value of mineral properties in excess of tax	(3,083,598)	(1,721,945)
Non-deductible reclamation costs and other	47,896	59,563
Valuation allowance	(1,333,671)	(884,865)
	(841,996)	—

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

13. Income Tax (continued)

The Company has non-capital loss carry forwards expiring in the following years:

	Canada $	Mexico $	Total $
2007	78,933	—	78,933
2008	86,180	—	86,180
2009	96,951	—	96,951
2010	297,849	—	297,849
2013	—	2,692,258	2,692,258
2014	894,865	2,383,797	3,278,662
2015	1,664,483	—	1,664,483
2016	—	1,143,108	1,143,108
2026	1,983,350	—	1,983,350
	5,102,611	6,219,163	11,321,774

14. Subsequent Event

Subsequent to the year end the Company issued incentive stock options to various directors, officers, consultants, and employees of the Company. The stock options are exercisable to purchase 400,000 common shares of the Company for a period of five years at an exercise price of $3.05 per share.

15. Economic Dependency

All sales of concentrate ore are to Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V. Included in accounts receivable as at December 31, 2006 is $826,248 (December 31, 2005: $724,465) owing from Compañia Minera Peña de Bernal.

16. Comparative Amounts

Certain of the prior years' comparative amounts have been reclassified to conform to the presentation adopted in the current year.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17. Recent Accounting Pronouncements

This section details recent account pronouncements that impact these and future financial statements.

a) Financial Instruments – Recognition and Measurement, Section 3855

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This section establishes guidelines for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

i) financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

ii) fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

iii) only items that are assets or liabilities should be reported as such in financial statements; and

iv) special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's financial position and results of operation.

During 2005, the CICA also issued Section 3861, Financial Instruments – Disclosure and Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

b) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17. Recent Accounting Pronouncements (continued)

   c)   Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. The Company does not believe that it will have any comprehensive income when it adopts this standard commencing January 1, 2007.



GENCO RESOURCES LTD.

Management's Discussion and Analysis
For the Year Ended December 31, 2006

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)

April 27, 2007

Introduction

The following Management's Discussion and Analysis ("MD&A") of Genco Resources Ltd. (the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2006 and the year ended December 31, 2005 which are available along with further information on the Company including the news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management's Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Background

The Company's core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico. Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. ("Luismin") of La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all of its assets, including the rights to exploit the entire Temascaltepec Mining District. The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of Common Shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing. All payments are payable in cash or Common Shares of the Company at its sole discretion. To date the Company has issued 2,170,742 Common Shares and paid US$1,000,000 in cash to satisfy the initial payment and first three annual payments to Luismin.

By news release dated October 27, 2006 the Company released the results of an independent audit of mineral reserves and resources for the La Guitarra Mine and Temascaltepec Mining District. Reserves and resources as of July 31, 2006 were audited in compliance with National Instrument 43-101 *Standards of Disclosure for Mineral Properties* ("NI 43-101") of the Canadian Securities Administrators. The report dated September 22, 2006 was prepared by Glenn R. Clark, a qualified independent person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Silver Eq. (oz)
Proven reserve	99,600	223	3.28	714,000	1,264,000
Probable reserve	136,500	567	1.92	2,489,000	2,889,000
Inferred resource	3,000,000	450	1.6	43,403,000	51,103,000

Cut-off grades for the underground resources and reserves were based on silver equivalent of 320 grams per tonne (g/t) using US$5.50/ounce silver and US$500/ounce gold. Reserves and resources were calculated using information obtained from channel sampling and diamond drilling. For areas to be mined from surface no cut-off was applied and all channel sampling was included. Contained ounces were calculated using 50:1 silver to gold ratio to reflect prices at the time. The forecast total cash operating costs was $54.61 per tonne for calendar 2006.

Accomplishments

La Guitarra and San Rafael Mines
Since purchasing La Guitarra the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively "La Guitarra"). During fiscal 2006 capital investments at La Guitarra focused on expanding infrastructure in La Guitarra for increased future production and collecting geological information to assist in planning district exploration and development. Work during the year included: construction of 3,800 meters of ramps, cross cuts and drifts; 18,000 meters of diamond and core drilling consisting of 15,100 meters of surface drilling and 2,900 meters of underground diamond drilling; and development of over 100 meters of new ore passes and ventilation raises. In addition La Guitarra and San Rafael Mines were connected on a second level, waste rock dumps were expanded and an underground maintenance facility was constructed.

Plans for fiscal 2007 include over 3,200 meters of underground development to access the new reserves identified by the ongoing drill program. Surface and underground drilling is expected to continue at the same rate in order to identify new resources and reserves. Concurrent with the exploration and development work, design and costing studies will be conducted to expand mining and processing operations in the near future. Applications will be prepared to obtain all necessary environmental and development permits associated with expansion of mine operations.

Nazareno

Underground exploration and development to test the feasibility of reopening the historic Nazareno Mine (located approximately four kilometres northwest of La Guitarra) continued during 2006 with over 300 meters of underground drifts and crosscuts completed.

Plans for fiscal 2007 include approximately 200 additional metres of ramps and crosscuts, up to 2,000 metres of diamond drilling and metallurgical testing of samples obtained from old workings and fresh ore. In an effort to facilitate the development at Nazareno the Company plans to upgrade infrastructure to provide year round access to the site.

Mina de Agua

Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra) during the first half of 2006. This information was used to develop a surface diamond drill program, and as of December 31, 2006, over 7,400 meters of surface diamond drilling had been completed.

Management made a decision in the fall of 2006 to construct an underground exploration ramp to access the Santa Ana Vein. This will allow the extraction of test ore and enhance the information data base prior to making a commercial production decision.

During fiscal 2007 Company plans include continued diamond drilling of the multiple veins located at Mina de Agua, development of proven and probable ore blocks defined by 2006 drilling, test mining of developed ore blocks and infrastructure improvements.

General

The Company continues its efforts to contain costs in an inflationary environment. The Company has ordered new mill equipment for La Guitarra Mill, which is expected to reduce costs by approximately US$3.00 per tonne of ore milled or US$0.24 per silver equivalent ounce produced based on current proven reserve average grades. These mill upgrades are expected to be completed in Q2 of fiscal 2007. It is anticipated there will be minimal disruption of metal production while the upgrade work is conducted. When the new mill equipment is in place the Company expects to maintain ore production at or near the mill's design capacity of 340 tonnes per day (tpd).

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (see news release dated August 3, 2006). The first phase is to include up to 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling. As of December 31, 2006 over 2,000 meters of trenching and 20,000 meters of core drilling were complete. The majority of phase one work is expected to be completed by the end of Q2 fiscal 2007. The Company has used information gained during phase one to develop plans for future district exploration, mine development and expansion of production.

Overall Performance

The Company's sales improved in 2006 reaching $8,568,324 (2005 - $7,187,026) largely as a result of higher realized prices for silver and gold. Actual silver production increased over 2005 while gold production was significantly lower. Lower gold production was a result of higher than normal average gold grades mined in 2005. Silver equivalent ounces produced fell due to a lower silver/gold conversion ratio for the year and the lower overall gold production. Ore production increased during the year and in the third quarter of 2006 a second shift was added at La Guitarra Mill. During the fourth quarter a third mill shift was trained for anticipated increased mill throughput beginning the first half of 2007.

4

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	2006	2005
Tonnes milled	53,873	45,924
Silver equivalent ounces	777,710	919,510
Silver ounces	532,506	438,232
Gold ounces	4,705	8,047
Silver equivalent grade (gpt)	501	658
Average realized silver price US$	11.54	7.36
Average realized gold price US$	601.70	440.19
Gold$/silver$ equivalency factor	52.12	59.81

Production Costs

Production costs increased at La Guitarra with a cash operating cost of US$5.26 (2005 - US$4.76), total cash cost of US$5.61 (2005 - US$5.03) and total production costs of US$6.53 (2005 - US$5.62) per silver equivalent ounce produced. The increased production costs are largely attributable to the lower total ounces produced during the year.

Selected Annual Information

	December 31, 2006	December 31, 2005
	$	$
Total revenue	8,568,324	7,187,026
Operating profit	2,967,581	2,582,409
Net income (loss)	(1,492,392)	719,078
Net income (loss) per-share	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.05)	0.03
Total assets	22,445,075	14,905,482
Total long-term liabilities	3,005,842	2,636,481
Cash dividends per-share	–	–

For the year ended December 31, 2006 the Company recorded revenues of $8,568,324 (2005 - $7,187,026), cost of sales of $5,600,743 (2005 - $4,604,617) and gross income from operations of $2,967,581 (2005 - $2,582,409). The Company posted a net loss of $1,492,392 (2005 - net income $719,078) and a net loss per share of $0.05 (2005 – net gain $0.03). Net income was significantly affected by two non-cash factors in 2006 the recognition of a stock compensation expense of $1,666,470 and a future income tax expense of $841,996. Together these non-cash expenses contributed $2,508,466 (2005 - $362,490) to total annual expenses.

Assets totaled $22,445,075 at December 31, 2006, an increase of $7,539,593 during the year. Asset growth reflects the ongoing development of the San Rafael Mine, development at Mina de Agua and Nazareno and district exploration. In 2006 current assets increased $2,403,734 to $4,803,473 (December 31, 2005 - $2,399,739) and the net working capital increased to $1,525,734 (December 31, 2005 - $846,625). These increases were primarily attributable to the proceeds of the exercise of warrants and increased receivables for mineral shipments. Current liabilities increased $1,724,625 over the year to stand at $3,277,739 on December 31, 2006. The increase in current liabilities was due to higher levels of exploration and development activity at La Guitarra. Long term liabilities increased $369,361 to $3,005,842 as the result of recognizing a deferred income tax liability in Mexico of $841,996.

During the year ended December 31, 2006 cash flows used in investing activities were $5,008,717 (2005 - $2,932,373) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra.

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, *Stock-Based Compensation and Other Stock-based Payments*, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant. The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the year ended December 31, 2006 the Company recorded a stock-based compensation expense of $1,666,470 (2005 - $270,262).

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	December 31 2006	September 30 2006	June 30 2006	March 31 2006
	$	$	$	$
Total revenue	1,542,224	2,009,404	2,691,220	2,325,476
Operating profit	(335,498)	1,090,936	1,344,112	868,031
Net income (loss)	(945,308)	(351,610)	142,734	(338,209)
Net gain (loss) per-share	(0.03)	(0.01)	0.00	(0.01)
Net gain (loss) per-share fully diluted	(0.03)	(0.01)	0.00	(0.01)

	December 31 2005	September 30 2005*	June 30 2005*	March 31 2005*
	$	$	$	$
Total revenue	1,354,722	1,957,094	2,046,217	1,828,993
Operating profit	537,120	500,169	822,411	722,709
Net gain (loss)	(55,517)	244,464	198,575	331,556
Net gain (loss) per-share	(0.00)	0.01	0.01	0.02
Net gain (loss) per-share fully diluted	(0.00)	0.01	0.01	0.02

*Restated

Revenues are from operations at La Guitarra. Revenue is recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso. See section 2.e) *Foreign Currency Translation* of the Notes to Consolidated Financial Statements.

Revenues for the quarter ended December 31, 2006 were $1,542,224. Revenues during the quarter were lower than preceding three quarters as a result of normal delays in concentrate shipments and payments at calendar year end and the processing of lower grade surface ores.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On December 31, 2006 the Company had cash reserves of $2,184,209, current assets of $4,803,473 and net working capital of $1,525,734 (December 31, 2005 - $846,625). Subsequent to December 31, 2006 the Company received gross proceeds of $1,913,729 from the exercise of 360,072 stock options and 1,789,075 warrants. The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

The following table summarizes the Company's contractual obligations on December 31, 2006.

Contractual Obligations	Payments Due by Period				
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	$2,913,250	$582,650	$1,165,300	$1,165,300	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Leases	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long Term Obligations*	$171,057	Nil	Nil	Nil	$171,057
Total Contractual Obligations	$3,084,307	$582,650	$1,165,300	$1,165,300	$171,057

*Asset retirement obligation – Present value of reclamation and closure costs

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many small resource companies cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the year ended December 31, 2006 consulting and management fees paid to directors and officers of the Company amounted to $386,152 (2005 -$316,358).

All sales of mineral concentrate are to Compañia Minera Peña de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant creditor of the Company.

During the year ended December 31, 2006 directors of the Company exercised options to purchase 393,122 Common Shares at prices ranging from $0.75 to $0.85 each and the Company received $313,852. In addition, directors and officers of the Company exercised 386,834 share purchase warrants ranging in price from $0.90 to $1.55 and the Company received $475,118.

Critical Accounting Policies

The Company's critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management's knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

The Company's accounting policy is described in the notes to the Company's audited annual financial statements for the year ended December 31, 2006. During 2006 there were no changes in the accounting policy.

Financial Instruments and Other Instruments

The Company held cash and cash equivalents at December 31, 2006 as shown in the audited consolidated annual financial statements. There were no off-balance sheet or other instruments.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 31,278,728 outstanding on December 31, 2006 and 33,427,875 as of the date of this MD&A. On December 31, 2006 options to purchase 3,062,504 Common Shares and warrants to purchase 1,789,075 Common Shares were outstanding. As of the date of this MD&A options to purchase 3,050,182 Common Shares were outstanding.

Outlook

During fiscal 2007 the Company will continue work to expand operations at La Guitarra including further development of the San Rafael Mine. The potential to open new production centers as Mina de Agua and Nazareno will continue to be assessed and the Company hopes make production decisions on these areas during the year.

Genco believes that continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. As the potential of the Temascaltepec District becomes better known, Management will use this knowledge and the information obtained from ongoing metallurgical studies to plan future production and infrastructure expansion.

Management believes the Temascaltepec District has excellent exploration potential and production may be developed significantly beyond its current levels. In order to exploit the production potential of the District Management is currently investigating several potential future mining and milling scenarios including mining from both surface and underground and expanded processing capacity. Potential expansion of processing capacity could include expansion of the existing mill, construction of a heap leach operation, construction of a new mill or mills in the District or a combination of new and expanded milling capacity and heap leach.

The Company is confident demand for gold and silver will lead to continued price support and has no plans to hedge future production at this time.

Genco continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive. La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.

Qualified Person

All scientific and technical information concerning the Company's projects which form the basis for disclosure regarding such projects contained in this MD&A, other than the resource and reserve estimates, was prepared by or under the supervision of a Company Director, James McDonald B.Sc. (Geology) and PGeo., a 'qualified person' for the purposes of NI 43-101.

Form 52-109F1 *Certification of Annual Filings*

I, ***Robert Gardner, Chairman*** of ***Genco Resources Ltd.***, certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Genco Resources Ltd.*** (the issuer) for the period ending ***December 31, 2006***;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.   I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

"Robert Gardner"

_____
Robert Gardner
Chairman

Form 52-109F1 *Certification of Annual Filings*

I, *Wayne Moorhouse, CFO* of *Genco Resources Ltd.*, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Genco Resources Ltd.* (the issuer) for the period ending *December 31, 2006*;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

"Wayne Moorhouse"

_____
Wayne Moorhouse
CFO

GENCO RESOURCES LTD.

Trading Symbol TSX-VE: **GGC**

Genco Reports 4,153,000 Equivalent Silver Ounce Reserve and 51,108,000 Equivalent Silver Ounce Resource at La Guitarra

October 27, 2006 - Genco Resources Ltd. (TSX Venture Exchange: GGC) is pleased to announce the results of an audit of mineral reserves and resources at its La Guitarra Mine. Reserves and resources are reported in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects as of July 31, 2006 and were audited by Glenn Clark and Associates. The following table summarizes the results.

La Guitarra July 2006 Reserves						
Location	**Proven**			**Probable**		
La Guitarra Mine	**Tonnes**	**Ag g/t**	**Au g/t**	**Tonnes**	**Ag g/t**	**Au g/t**
NW Area	3,600	384	3.25	3,500	109	3.12
Central Area	2,500	413	3.04	1,700	128	2.76
SE Area	17,500	542	7.90	40,400	523	4.34
SE Area HW	1,600	1,170	3.20	29,000	494	1.14
Subtotal Underground	**25,200**	**547**	**6.46**	**74,600**	**483**	**3.00**
Creston Open Cut	74,400	113	2.20			
Total La Guitarra Mine	**99,600**	**223**	**3.28**	**74,600**	**483**	**3.00**
Nazareno	–	–	–	61,900	667	0.62
Grand Total	**99,600**	**223**	**3.28**	**136,500**	**567**	**1.92**
Total Proven and Probable Reserves: 236,100 tonnes grading 442 g Ag/t and 2.49 g Au/t						

The following table summarizes contained silver, gold and equivalent silver ounces.

Contained Ounces			
Class of Reserve	**Silver**	**Gold**	**eAg ounces**
Proven	714,000	11,000	1,264,000
Probable	2,489,000	8,000	2,889,000
Total	**3,203,000**	**19,000**	**4,153,000**

The following table summarizes the project resources. Resources are in addition to the above reserves.

Temascaltepec District July 2006 Resource Base						
Class	**tonnes**	**Ag g/t**	**Au g/t**	**Silver ounces**	**Gold ounces**	**eAg ounces**
Inferred	3,000,000	450	1.6	43,403,000	154,000	51,103,000

Cut-off grades for the underground resources and reserves were based on a silver equivalent (eAg) of 320 grams per tonne (g/t) using $5.50/ounce silver (Ag) and gold (Au) at $500/ounce. Reserves and resources were calculated using information obtained from channel sampling and diamond drilling. For the Creston Open Cut, where ore will be mined from surface, no cut-off was applied and all channel sampling was included. Contained ounces were calculated using a 50:1 silver to gold ratio to reflect current prices and to avoid distortions. Forecast total cash operating cost for calendar 2006 is $54.61 per tonne. Metal recoveries at La Guitarra's mill during the first six months of 2006 were 90.4% of contained silver and 89.2% of contained gold.

To Genco's knowledge, the resources and reserves are not materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other known issues.

The Clark Report states:

"The Resources and Reserves estimates truly reflect the mineralization that is currently known. The estimates conform to the requirements of National Instrument 43-101.

"At the current rate of production of approximately 50,000 tonnes per year, the Proven and Probable Reserves are sufficient for approximately 4½ years. Increased production from the La Guitarra Mine is planned and with a 50% production increase the Proven and Probable Reserves are sufficient for more than 3 years."

No significant new capital investment will be required to facilitate a 50% production increase at La Guitarra.

Genco's President Gregory K. Liller states "I am pleased to have this report in hand. It will serve as a benchmark to measure the success of our 50,000 metre Phase I drilling program.

The inclusion of the Creston Open Cut reserves marks a milestone in Genco's development. The mining of surface ores will contribute to Genco's near term objective of increasing production and utilizing the full capacity of the existing milling and processing facilities. The cost of mining surface ore is considerably less than mining underground thereby offsetting the more moderate grades and insuring profitability.

Three additional areas; Los Angeles, La Cruz, and San Francisco, have been identified which may be suitable for surface mining. Sampling results on these targets are pending."

The location of the reserves and the three new surface targets are shown on the following long section of the Guitarra mine.



Genco Resources Ltd
La Guitarra Silver Gold Mine
Long Section
View to Northeast
2.7 Kilometers
Los Angeles
La Cruz
San Francisco
Creston Open Cut
Mill
TAILINGS
BASALT
NW Area
Central Area
SE Area
Existing Stope
Current Development Drives

The qualified person responsible for all technical data reported in this news release is Glenn R. Clark, P.Eng of Glenn Clark and Associates. He is independent from Genco in accordance with NI 43-101 and has verified the data disclosed.

For further information: 604-682-2205
E-mail: gencoinfo@telus.net
www.gencoresources.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)



GENCO RESOURCES LTD.

GENCO ANNOUNCES OPERATING PROFIT OF $3.3 MILLION

November 28, 2006 – Vancouver, B.C., Canada – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. **[TSX Venture Exchange: GGC]**, is pleased to announce results for Genco's three and nine month periods ended September 30, 2006. For the nine month period Genco recorded an operating profit from its expanding silver mining operations of $3,303,079, income before taxes and extraordinary items of $1,787,358 and a net loss of $547,084. For the quarter ended September 30, 2006 Genco recorded an operating profit of $1,090,936, income before taxes and extraordinary items of $486,354 and a net loss of $351,610.

The following table contains selected highlights from Genco's consolidated statement of operations for the three and nine month periods ended September 30, 2006 and September 30, 2005. All amounts are shown in Canadian dollars.

	3 Months Ended Sept 30, 2006	3 Months Ended Sept 30, 2005	9 Months Ended Sept 30, 2006	9 Months Ended Sept 30, 2005
Total revenue	2,009,404	1,957,094	7,026,100	5,832,304
Operating profit	1,090,936	500,169	3,303,079	2,045,289
General and administrative costs	(604,582)	(357,712)	(1,515,721)	(1,347,129)
Income (loss) before other items	486,354	142,457	1,787,358	698,160
Other income (expense)	(837,964)	102,007	(1,411,774)	76,435
Net income (loss)	(351,610)	244,464	(547,084)	774,595
Net income (loss) per share	(0.01)	0.01	(0.02)	0.03

Operating profits grew as higher realized prices for silver and gold and increased production offset higher prices for inputs and lower average mined grades compared to the same periods in 2005. Mined ore grades during the period were higher than average historical mined ore grades. The following table highlights production achievements during the first nine months of 2006 and 2005.

	3 Months Ended Sept 30, 2006	3 Months Ended Sept 30, 2005	9 Months Ended Sept 30, 2006	9 Months Ended Sept 30, 2005
Tonnes milled	12,988	11,990	40,339	33,537
Silver equivalent ounces	179,182	211,074	624,326	659,705
Silver ounces	126,474	93,964	427,748	294,908
Gold ounces	992	1,895	3,712	5,996
Silver equivalent grade (gpt)	491	614	540	682
Average realized silver price US$	11.72	7.16	11.30	7.10
Average realized gold price US$	624.48	438.77	598.42	431.41
Gold$/Silver$ equivalency factor	53.28	61.28	52.96	60.73

See attached balance sheet and income statement for more information. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco's website at www.gencoresources.com

The Company has issued incentive stock options to various directors, officers, consultants and employees of the Company and its wholly owned subsidiary Servicios Para la Industria Minera, S.A. de C.V. The options are exercisable to purchase 391,000 shares for a period of five years at an exercise price of $2.25 per share.

For further information: 604-682-2205
E-mail: gencoinfo@telus.net

GENCO RESOURCES LTD.

Consolidated Balance Sheet
As at September 30, 2006

(Expressed in Canadian Dollars)		Unaudited – Prepared by Management
	September 30, 2006	December 31, 2005
	$	$
Assets		
Current Assets		
Cash	**1,722,788**	724,757
Accounts receivable	**1,934,253**	1,046,426
Inventory	**545,416**	577,972
Pre-paid expenses & deposits	**44,264**	50,584
	4,246,721	2,399,739
Mineral property interests	**44,505**	43,475
Capital Assets		
Property, plant and equipment	**15,262,065**	12,462,268
Total Assets	**19,533,291**	$ 14,905,482
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	**569,480**	733,919
Royalties and fees payable	**819,832**	236,245
Current portion of long-term debt	**557,650**	582,950
VAT payable	**518,984**	–
	2,465,946	1,553,114
Long-term Liabilities		
Long-term debt	**1,876,858**	2,437,939
Deferred income tax	**1,533,976**	–
Asset retirement obligation	**208,145**	198,542
	3,618,979	2,636,481
Total Liabilities	**6,084,925**	4,189,595
Shareholders' Equity		
Share capital	**19,656,340**	16,356,776
Deficit, per Exhibit "B"	**(6,187,974)**	(5,640,889)
	13,468,366	10,715,887
Total Liabilities and Shareholders' Equity	**$ 19,553,291**	$ 14,905,482

GENCO RESOURCES LTD.
Consolidated Statement of Operations and Deficit
For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian Dollars)   Unaudited – Prepared by Management

	3 Months Ended Sept 30, 2006 $	3 Months Ended Sept 30, 2005 $ (Restated)	**9 Months Ended Sept 30, 2006 $**	9 Months Ended Sept 30, 2005 $ (Restated)
Revenue	**2,009,404**	1,957,094	**7,026,100**	5,832,304
Cost of sales	**918,468**	1,456,925	**3,723,021**	3,787,015
Gross income	**1,090,936**	500,169	**3,303,079**	2,045,289
Operating expenses				
Accounting and legal	**23,845**	13,273	**99,143**	102,242
Advertising and promotion	**55,455**	11,646	**152,572**	62,018
Amortization and accretion	**9,756**	5,699	**29,118**	19,066
Consulting fees	**90,114**	26,617	**162,621**	108,040
Foreign exchange	**190,202**	78,898	**239,883**	226,098
Insurance	**13,528**	1,715	**35,265**	12,585
Interest and bank charges	**(310)**	(14,280)	**579**	(10,968)
Management fees	**88,000**	96,000	**280,000**	288,000
Office and miscellaneous	**27,237**	37,893	**102,747**	113,709
Regulatory fees	**3,105**	1,978	**32,626**	17,834
Rent	**21,430**	15,815	**53,611**	47,392
Telephone	**6,554**	5,563	**13,543**	14,630
Travel	**30,207**	34,097	**152,035**	211,278
Wages and benefits	**45,459**	42,798	**161,978**	135,205
Total operating expenses	**604,582**	357,712	**1,515,721**	1,347,129
Income (loss) before other items	**486,354**	142,457	**1,787,358**	698,160
Other income (expenses)				
Accretion on long-term debt	**(28,866)**	(33,493)	**(91,791)**	(105,228)
Interest and other income	**15,896**	(3,712)	**52,223**	57,165
Stock compensation expense	**(221,650)**	(240,526)	**(746,035)**	(255,240)
Translation adjustment	**(137,065)**	–	**(137,065)**	–
	(371,685)	(277,731)	**(922,668)**	(303,303)
Income (loss) before taxes	**114,669**	(135,274)	**864,690**	394,857
Deferred income tax	**(466,279)**	379,738	**(1,411,774)**	379,738
Net income (loss)	**(351,610)**	244,464	**(547,084)**	774,595
Deficit, beginning	**(5,836,364)**	(5,829,836)	**(5,640,889)**	(6,359,967)
Deficit, ending, to Exhibit "A"	**(6,187,974)**	(5,585,372)	**(6,187,974)**	(5,585,372)
Basic and diluted earnings (loss) per share	**(0.01)**	0.01	**(0.02)**	0.03
Weighted average shares outstanding - Basic	**28,631,406**	25,602,431	**27,574,597**	24,377,899
Weighted average shares outstanding - Diluted	**31,690,315**	25,844,465	**30,930,786**	24,391,948

Exhibit "C"

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flows

For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian Dollars) Unaudited – Prepared by Management

	3 Months Ended Sept 30, 2006 $	3 Months Ended Sept 30, 2005 $ (Restated)	**9 Months Ended Sept 30, 2006 $**	9 Months Ended Sept 30, 2005 $ (Restated)
Cash flows from operating activities				
Net income (loss) for the period	**(351,610)**	244,464	**(547,084)**	774,395
Adjustments for:				
Accretion of reclamation liability	**3,251**	3,151	**9,603**	9,306
Amortization	**197,304**	219,206	**512,583**	347,291
Stock compensation expense	**221,650**	240,526	**746,035**	255,240
Stock issuance	**–**	–	**–**	–
Future income tax expense	**466,279**	(379,738)	**1,411,774**	(379,738)
	536,874	327,609	**2,132,911**	1,006,494
(Increase) decrease in accounts receivable	**(484,001)**	(111,276)	**(887,827)**	(289,034)
(Increase) decrease in inventory	**(136,162)**	149,659	**32,557**	(229,193)
(Increase) decrease in prepaid expense	**94,462**	(109,695	**6,320**	(135,490)
Increase (decrease) in accounts payable	**(242,443)**	91,533	**(164,439)**	(743,680)
Increase (decrease) in other payables	**402,271**	–	**583,587**	(84,733)
Increase in taxes payable and other	**298,196**	14,788	**518,984**	14,788
Change in non-cash working capital	**(67,677)**	35,009	**89,182**	(1,467,342)
Cash used in (from) operations	**469,197**	362,618	**2,222,093**	(460,848)
Cash flows from investing activities				
Deferred exploration & development	**(1,533,152)**	(211,119)	**(3,132,833)**	(1,258,469)
Mineral properties	**(905)**	–	**(1,030)**	(142)
Purchase of fixed assets	**(27,338)**	(481,575)	**(179,547)**	(496,843)
Other investments	**–**	310	**–**	47
	(1,561,395)	(692,384)	**(3,313,410)**	(1,755,407)
Cash flows from financing activities				
Increase (decrease) in long-term debt	**(562,950)**	(723,700)	**(562,950)**	(723,700)
Shares issued for cash (less costs)	**212,850**	107,671	**2,553,529**	3,676,670
	(350,100)	(616,029)	**1,990,579**	2,952,970
Foreign exchange translation	**160,493**	(9,958)	**98,769**	149,299
(Decrease) increase in cash flows	**(1,281,805)**	(955,753)	**998,031**	886,014
Cash - beginning of period	**3,004,593**	1,841,767	**724,757**	–
Cash – end of period	**$ 1,722,788**	$ 886,014	**$ 1,722,788**	$ 886,014

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Trading Symbol TSX-VE: **GGC**

GENCO RESOURCES PHASE I EXPLORATION UPDATE

December 11, 2006 - Genco Resources Ltd – Gregory K. Liller, President, is pleased to provide an update on Genco's ongoing 50,000 meter Phase I exploration drilling program at the operating La Guitarra Mine and the Temescaltepec silver gold mining district, located in the State of Mexico, Mexico. Highlights include:

- **Drill hole GDH-47** in the Creston open pit target, which intersected 29 meters grading 131 grams per tonne ("g/t") equivalent silver.
- **Drill hole GRH-2** which intersected 11.5 meters grading 8.86 g/t gold and 171 g/t silver starting at surface.
- **Drill hole GDH-14** in the San Rafael underground mine which returned an intersection of 1.5 meters grading 970 g/t silver and 5.41 g/t gold. The current drill program has also revealed the presence of multiple veins in this area.
- **Drill hole GDH-33** at Mina de Agua on the Santa Ana vein which intercepted 1.5 meters grading 464 g/t silver within a broader 33.3 meter intercept grading 53 g/t silver. Drilling of this vein continues to deliver ore grade intersections.

Two additional drill rigs have been mobilized to the project. This brings the total number of drills on site to 11 consisting of 10 core rigs and one reverse circulation rig.

El Creston
The following tabulates the drilling results at the Creston target. Silver equivalent (eAg) is calculated at 55:1, silver:gold ratio, based on $550/oz gold and $10/oz silver.

Creston Open Pit Target						
Drill Hole	**From (m)**	**To (m)**	**Interval (m)**	**Au (g/t)**	**Ag (g/t)**	**eAg (g/t)**
GRH-1	0	8	8.0	3.87	318	531
and	11.3	27	15.7	0.46	75	100
GRH-2	0	11.5	11.5	8.86	171	658
and	16	29	13.0	0.53	242	272
GRH-3	0	4	4.0	9.98	203	752
GRH-4	0	34	34.0	0.32	55	73
GRH-5	0	32	32.0	0.76	148	190
GRH-6	0	11	11.0	0.54	24	53
GRH-6	25	41	16.0	1.10	142	202
GRH-7	3	7	4.0	0.40	9	31
GRH-8	Low Grade					
GDH-42	10.5	34	23.5	0.12	29	36
GDH-44	0	6	6.0	0.07	163	167
and	20.5	33.5	13.0	0.70	129	168
GDH-46	25	51	26.0	0.06	41	44
GDH-47	30.7	60	29.3	0.32	114	131

The Creston target has been expanded and small scale surface mining is underway. Trenching and drilling have shown the Creston target has a strike length of 1.7 kilometres and is open along strike. Drilling has shown the zone to contain economic grades over drill intersections of up to 34 meters.

The majority of the Creston holes were abandoned in mineralized vein due to drilling difficulties. The double intercepts in GRH-1 and 2 and GDH-44 are due to voids associated with historic mining. The reverse circulation drill rig has been mobilized to this portion of the project in order to better evaluate the entire mineralized zone.

San Rafael

The following tabulates the result of drilling in the San Rafael underground mine area.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)
Guitarra Vein – San Rafael Extension Target						
GDH-1	Low Grade					
GDH-2	Low Grade					
GDH-3	Low Grade					
GDH-4	415.2	415.7	0.8	1.34	268	342
GDH-5	236.1	237	0.9	2.44	29	163
And	280.7	284.2	3.5	2.76	308	460
includes	280.7	281.7	1.0	7.51	526	939
GDH-6	Low Grade					
GDH-7	489.8	491.3	1.5	5.82	45	365
GDH-8	308.7	309.2	0.8	0.51	214	243
GDH-9	189	189.7	0.7	0.02	913	914
And	253.5	254.9	1.4	0.47	410	436
GDH-10	Low Grade					
GDH-11	Geotechnical Hole					
GDH-12	181.5	182.5	1.0	3.23	272	449
And	281.9	284	2.1	0.74	191	231
includes	281.9	282.7	0.8	0.40	367	389
GDH-13	294.4	296.1	1.7	2.19	582	702
And	298.5	300.4	1.9	0.66	148	184
GDH-14	229.5	231	1.5	5.41	970	1,268
And	238.5	240	1.5	0.45	190	215
And	345.4	346.2	0.8	0.12	195	201
GDH-15	259.9	260.7	0.8	0.35	267	286
And	363.2	363.9	0.8	1.63	560	649
And	441.1	441.9	0.8	1.70	108	201
GDH-16	Incomplete assays					
GDH-17	No assays					
GDH-18	255.3	256.3	1.0	0.50	95	123
And	297.9	298.9	1.0	1.07	51	110
And	307.5	309	1.5	0.80	95	139

Drilling in the San Rafael underground mine area has extended the known mineralization down dip an additional 250 meters and confirmed the presence of ore grade mineralization in a 700 by 325 meter zone immediately adjacent to present mine workings. Of the holes completed in this zone to date, 77% have contained grades in excess of 100 g/t eAg. The weighted average of these intercepts is 393 g/t eAg over 1.3 meters. The following long section shows the location of these holes relative to the existing workings. Ramp and haulage development is currently underway in order to access this ore in the coming year.

The intersection in GDH-7, 1.5 meters grading 5.82 g/t gold and 45 g/t silver at an elevation of approximately 1650 meters is extremely important. It pushes the prospective mineral horizon throughout La Guitarra and the San Rafael areas well below elevations tested in the past. The silver:gold ratio in this intercept is indicative of the upper portions of an epithermal gold silver depositional system further enhancing the already large exploration potential in the immediate La Guitarra mine complex area.



Genco Resources Ltd
La Guitarra Silver Gold Mine Complex
Long Section
View to Northeast
3.1 Kilometers

ELEV.
2,600m.

Creston Project
1.7 Kilometers

ELEV.

Los Angeles

2,400m.

La Cruz

San Francisco

Creston Reserve Block

San Rafael

2,200m.

Post Mineral Basalt Cap

Tailings

Mill

2,000m.

Planned Development Drive

Existing Stope

San Rafael Reserve Block

Plus 100 g/t eAg Drill Intercept

1,800m.

Less Than 100 g/t Ag Drill Intercept

San Rafael
Extension

1,600m.

Existing Holes   Existing Holes
GDH-18   GDH-10   GDH-3
GDH-9   GDH-1   GDH-6
GDH-14   GDH-13
GDH-2   GDH-8
GDH-5   GDH-12   GDH-16   GDH-4
GDH-19
GDH-15   GDH-17
GDH-7
400 m
700 m

Mina de Agua
The following tabulates the results of drilling on the Santa Ana Vein in the Mina de Agua area.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)
Mina de Agua Area – Santa Ana Vein						
SA-06	Low Grade					
SA-07	86.7	89.7	3	<0.05	108	108
SA-07 abandoned in low mineralization zone						
SA-08	101.7	102.5	0.8	0.31	143	160
SA-09	Abandoned					
SA-10	No recovery in vein					
GDH-21	43.0	57.0	16.0	<0.05	43	43
GDH-32	31.1	63.2	32.1	0.05	54	57
includes	56.55	58.2	1.7	0.30	274	290
GDH-33	35.5	68.8	33.3	0.05	53	53
includes	58	59.5	1.5	0.37	444	464
GDH-34	64.7	68.5	3.8	0.06	173	176
includes	64.7	66.1	1.4	0.12	354	361
GDH-35	Low Grade					
GDH-36	Assays Pending					
GDH-37	Assays Pending					
GDH-38	49.4	77.2	27.8	<0.05	51	51
includes	70.6	71.5	0.9	0.22	257	269

Drilling at Mina de Agua continues to intersect ore grade mineralization in the Santa Ana vein. Of the 17 holes completed and assayed to date 11 contained greater than 100 g/t eAg over mineable widths, 2 had recovery problems within the vein intersection and 3 intersected only low grade mineralization. (See press release dated September 14, 2006 for holes SA-01 to SA-05).

The current production plan is to focus on the higher grade portions of the Santa Ana vein using cut and fill mining methods currently employed at La Guitarra. The average grade of the high grade intersections to date is 333 g/t eAg over an interval of 2.5 meters. Drilling to date has defined a block containing ore grade mineralization measuring 250 by 100 meters and is open along strike and down dip.

Bulk tonnage stockwerk style mineralization surrounding the Santa Ana vein has been intersected in holes GDH-21, 16 meters grading 43 g/t silver, GDH-32, 32 meters grading 57 g/t silver, GDH-33 33.3 meters grading 53 g/t silver and GDH-38 27 meters grading 51 g/t silver. Gold values were generally below detection levels in these holes. The previously released drill hole SA-04 intersected 17.95 meters grading 1.54 g/t gold and 138 g/t silver for 223 g/t eAg. As additional data is obtained the possibilities of using bulk mining methods on portions of the Santa Ana vein will be evaluated.

The following long section shows the location of the Santa Ana drill intercepts.

Genco Resources Ltd.
Temescaltepec Silver Gold District
Santa Ana Vein Long Section
View to Northeast
Post Mineral Basalt Cap
Old Workings
1.6/376
Old Workings
1.3/288
Old Workings
1.0/219
GDH-34
1.4/361
GDH-32
1.7/290
SA-1
2.3/459
SA-4
18.0/223
2000 Elv
GDH-33
1.5/464
4.7/290
5.6/180
SA-2
SA-5
GDH-21
16.0/43
SA-8
0.8/160
SA-6
Low Grade
7.1/344
3.6/107
GDH-38
0.9/269
100m
1950 Elv
SA-7
3.0/108
SA-3
2.3/517
SA-9 Abandoned
GDH-22
Low Grade
250m
1900 Elv
Explanations
GDH-34 Drill hole
1.4/361 Meters/eAg g/t
Planned Drill Hole
Old Workings
Scale
0 25 50 100





The following map shows the geographic relationship between the Mina de Agua and La Guitarra mines.


Mineralized Corridor
15 km Long
4 km Wide
Basalt
Rhyolite
Mvs.
Nazareno Development
Mvs.
La Guitarra Mill
Basalt / Ovb.
La Guitarra Mine
San Rafael Mine
Granite
Temascaltepec
Mina el Rincon
Mina de Agua
Temascaltepec District
Areas of Current Work
0 km 1.0 km 2.0 km
Known veins at surface
Genco's Concessions
Limit of Current Operations
Metamorphic Rocks

Production and Development
Current milling and processing capacity at La Guitarra is 340 tonnes per day. Production during the first nine months of 2006 averaged 149 tonnes per day. Test mining at four surface cuts has demonstrated that the moderate grade ore from the Creston deposit can be mined and processed at a profit. Mine and mill production rates as high as 271 tonnes per day grading 2.24 g/t gold and 269 g/t silver have been achieved using a blend of surface and underground ores.

An application has been made to amend the existing environmental and mining permits to allow expanded use of surface ores. Genco management does not anticipate any problems in obtaining the requested permit amendments. The Company's goal is to achieve full use of the 340 tonnes per day plant capacity in the first quarter of 2007.

Road access and basic infrastructure construction at the Mina de Agua production center are nearly complete. The production ramp has been collared and is planned to intersect the vein at 45 meter of advance. Production of development ore from the Santa Ana vein is scheduled to commence in the first quarter of 2007.

Test Work
Metallurgical test work is underway to determine the suitability of converting the current mill from a flotation circuit to whole ore cyanide leaching with a Merrill Crowe recovery plant. This change would allow the direct production of a doré, improve net metal recoveries and eliminate costs associated with third party processing of flotation concentrate.

Bottle Roll tests have been completed by Kappes Cassidy & Associates on two composite samples, one representing run of mine material taken from the crushing circuit over four days and one taken from core from the Creston drill holes. The results of this work are tabulated below.

Sample	Gold (g/t)	Gold Recovery	Silver (g/t)	Silver Recovery
Run of Mine	2.29	94%	520	96%
Creston	0.59	92%	70	87%

Column Tests are under way on both the above samples to determine the suitability of a fine crush heap leach extraction process. Results to date are encouraging. Final recoveries will be reported when the calculated head grades are known. Additional samples have been shipped for both column and bottle test work.

All technical information contained in this release has been based on information prepared by, or under the supervision of, a director of the Company, James M. McDonald, P. Geol., a 'qualified person' for the purpose of National Instrument 43-101, *Standards of Disclosure for Mineral Projects*. He has verified the foregoing data, including sampling, analytical and test data underlying such information.

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. All core is sawn in half and one-half is split, bagged and picked up by ALS Chemex personnel on site. Reverse circulation drilling samples are split into two samples at the drill rig, bagged and one sample is pickup by ALS Chemex personnel. The retained samples of core or reverse circulation cuttings are saved for future check assaying or metallurgical work.

Samples pick up by ALS Chemex are transported to their Guadalajara, Mexico, preparatory laboratory, logged in to the computer tracking system, crushed, split and a pulp sample prepared. The pulp sample is sent to ALS Chemex's laboratory in Vancouver B.C. for analysis. The analytical technique used is Fire Assay with Gravimetric Finish using a 30 gram pulp sample for both gold and silver. ALS Chemex routinely uses blanks and standards as part of their quality control and assurance program.

Mineralized intervals are check assayed in the laboratory at La Guitarra Mine laboratory using a 1/4 split of the retained core or a split of the retained reverse circulation sample. The assay technique used by the La Guitarra laboratory is Fire Assay with Gravimetric Finish on a 20 gram pulp sample for both gold and silver. Additional check assay work using a third party laboratory is planned for in the future when sufficient number of holes completed.

For further information: 604-682-2205
E-mail: gencoinfo@telus.net
www.gencoresources.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.

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Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
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